Exhibit 99.1

EHang Reports First Quarter 2020 Unaudited Financial Results

-     Solid Results Despite Pandemic Challenges

-     YoY Growth in Revenue, Gross Margin and Air Mobility Solutions

-     Global Progress: U.S., Spain, Norway and China

-     Pandemic Reveals New Applications in Emergency Response

Guangzhou, China, May 29, 2020 – EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (AAV) technology platform company, today announced its unaudited financial results for the quarter ended March 31, 2020.

First Quarter 2020 Highlights

Financial and Operational Highlights

•

Total revenues were RMB18.8 million (US$2.7 million), an increase of 80.3% year over year. Revenues from air mobility solutions were RMB15.1 million (US$2.1 million), 80.4% of the total revenues and up 256.0% year over year.

•	Gross margin was 59.3%, an increase of 0.8 percentage points year over year. Gross profit was RMB11.2 million (US$1.6 million), an increase of 82.7% year over year.

•	Operating loss was RMB21.1 million (US$3.0 million), compared with operating loss of RMB21.2 million in the first quarter of 2019.

•	Adjusted operating loss[1] (non-GAAP) was RMB19.2 million (US$2.7 million), compared with adjusted operating loss of RMB16.2 million in the first quarter of 2019.

•	Net loss was RMB20.4 million (US$2.9 million), compared with net loss of RMB21.3 million in the first quarter of 2019.

•	Adjusted net loss[2] (non-GAAP) was RMB18.5 million (US$2.6 million), compared with adjusted net loss of RMB16.3 million in the first quarter of 2019.

•	Sales of the EHang 216, the world’s first commercially-delivered passenger-grade AAV, reached 9 units, an increase of 200% from 3 units in the first quarter of 2019.

Business Highlights

•

In January 2020, EHang achieved a new landmark, conducting the first-ever flight in the United States of a passenger-grade AAV. The EHang 216 flight was performed in the state of North Carolina, which is known in aviation history for the Wright Brothers initial flight there a century ago. EHang’s AAV flight was underpinned by permit and other support from the North Carolina Department of Transportation (NCDOT) and the U.S. Federal Aviation Administration (FAA).

[1]

Adjusted operating profit/loss is a non-GAAP financial measure, which is defined as operating profit/loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]

Adjusted net income/loss is a non-GAAP financial measure, which is defined as net income/loss excluding share-based compensation expenses and a one-time non-operational item. See “Non-GAAP Financial Measures” at the end of this press release.

•

In January 2020, EHang solidified its industry leadership by issuing a white paper “The Future of Transportation: White Paper on Urban Air Mobility Systems”, which deeply explored the potential of Urban Air Mobility (UAM) to transform transportation globally. The white paper offered insights into vehicle design, an overview of potential applications and the current regulatory landscape, and recommendations for the optimization of UAM’s path towards commercialization.

•

In February 2020, EHang 216 obtained the first operational permit in Europe for flight testing of an AAV from the Civil Aviation Authority of Norway, laying a solid foundation for future UAM operations in other European countries.

•

Furthering its penetration in Europe, in March 2020 EHang established partnerships for UAM with the city governments of Seville and Llíria in Spain. Both cities are members of the “UAM Initiative Cities Community”, one of the European Union’s EIP-SCC (European Innovation Partnership on Smart Cities and Communities) projects, which was established to promote the transformation of urban three-dimensional transportation.

•

During the outbreak of COVID-19, EHang pursued opportunities in medical emergency response. Both the EHang 216 passenger-grade AAVs and the Falcon B non-passenger-grade AAVs demonstrated a number of valuable applications, such as transport of medical supplies and personnel, as well as in-air inspection and broadcast of instructions above populated areas in several cities of China, including Guangzhou, Shaoguan and Hezhou. These time-and-cost-efficient solutions created new use cases and market demands for AAVs in emergency services.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented: “We are pleased to deliver solid financial and operational results in the first quarter of 2020. Despite the challenges posed by the virus outbreak, we still achieved significant year-over-year top line growth. Although there was some short-term impact to our supply chain and customers, since mid-March our operations have gradually resumed and our business initiatives are back on track. Meanwhile, we have continued to increase our customer base for emerging use cases, such as medical emergency transportation and air tourism. We have also expanded the UAM pilot city network and successively achieved regulatory breakthroughs in the U.S. and Europe, paving the way for global business expansion in the post-COVID-19 world. Looking forward, we will continue to invest in technology and talents to accelerate commercialization of AAVs and related solutions. We are confident we can achieve our targets for 2020 and further strengthen our leadership in the promising UAM market.”

First Quarter 2020 Financial Results

Revenues

Total revenues were RMB18.8 million (US$2.7 million), up 80.3% year over year. The year-over-year growth was driven by the Company’s core business of air mobility solutions, which represented 80.4% of total revenues in the first quarter 2020. Sales of the EHang 216, the Company’s flagship passenger-grade AAV, reached 9 units compared with 3 units in the same period of 2019, representing an increase of a 200% year over year.

Costs of revenues

Costs of revenues were RMB7.7 million (US$1.1 million), up 76.9% year over year. The year-over-year increase was primarily due to the increased volume of AAVs sold.

Gross profit

Gross profit was RMB11.2 million (US$1.6 million), up 82.7% from RMB6.1 million in the first quarter of 2019.

Gross margin was 59.3%, up 0.8 percentage points from 58.5% in the first quarter of 2019. Gross margin increased due to favorable revenue mix, as the Company derived a greater proportion of revenues from sales of higher-margin AAVs and other high-margin solutions including Smart City Management solutions.

Operating expenses

Total operating expenses were RMB33.0 million (US$4.7 million), up 16.8% from RMB28.3 million in the first quarter of 2019. Operating expenses as a percentage of total revenues was 175.6%, compared with 271.0% in the first quarter of 2019. The increase in operating expenses was primarily due to higher research and development expenses related to product development, and higher sales and marketing expenses as the Company commercializes the EHang 216, its flagship passenger-grade AAV product.

•

Sales and marketing expenses were RMB5.8 million (US$0.8 million), up 16.3% from RMB5.0 million in the first quarter of 2019. The increase in sales and marketing expenses was mainly due to the increased sales and marketing human costs as the Company prepared to expand its presence in the European markets.

•

General and administration expenses were RMB10.6 million (US$1.5 million), up 22.2% from RMB8.7 million in the first quarter of 2019. The increase was mainly due to the increased expenses related to being publicly traded.

•

Research and development expenses were RMB16.7 million (US$2.4 million), up 13.8% from RMB14.6 million in the first quarter of 2019. The increase was mainly due to more resources devoted in development of the new models of passenger-grade AAV and non-passenger-grade AAV products as well as related operating systems with enhanced functionalities, as the Company continued to strengthen its product development efforts to drive sales growth.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB31.1 million (US$4.4 million), representing an increase of 32.9% from RMB23.4 million in the first quarter of 2019. Adjusted operating expenses as a percentage of total revenues was 165.3%, compared with 224.3% in the first quarter of 2019.

Operating loss

Operating loss was RMB21.1 million (US$3.0 million), compared with operating loss of RMB21.2 million in the first quarter of 2019. Operating margin was negative 112.2%, compared with negative 203.1% in the first quarter of 2019.

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB19.2 million (US$2.7 million) compared with adjusted operating loss of RMB16.2 million in the first quarter of 2019. Adjusted operating margin was negative 102.0%, compared to negative 154.7% in the first quarter of 2019.

Net loss

Net loss was RMB20.4 million (US$2.9 million) with a net loss margin of 108.4%, compared with net loss of RMB21.3 million in the first quarter of 2019.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB18.5 million (US$2.6 million) compared with adjusted net loss of RMB16.3 million in the first quarter of 2019. Adjusted net loss margin was negative 98.2%, compared to negative 156.0% in the first quarter of 2019.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB17.6 million (US$2.5 million) with an adjusted net margin of 93.6%, compared to negative 153.3% in the first quarter of 2019.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.18 (US$0.03). Adjusted basic and diluted net loss per ordinary share4 (non-GAAP) were both RMB0.16 (US$0.02).

Basic and diluted net loss per ADS were both RMB0.36 (US$0.06). Adjusted basic and diluted net loss per ADS5 (non-GAAP) were both RMB0.32 (US$0.04).

Business Outlook

Despite the short-term impact of the COVID-19 outbreak on the Company’s supply chain and some of the customers’ industries, the Company has gradually recovered to normal operations and business initiatives. The Company is confident the year-over-year growth of its annual total revenues in 2020 will be at least 200%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

[4]

Adjusted basic and diluted net income/loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net income/loss per ordinary share excluding share-based compensation expenses, a one-time non-operational item and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted net income/loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted net income/loss per ADS excluding share-based compensation expenses, a one-time non-operational item and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Friday, May 29, 2020, U.S. Eastern Time (8:00 PM on May 29, 2020, Beijing/Hong Kong Time).

To join the conference, please register in advance using the link below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3297267

A replay of the conference call may be accessed by phone at the following numbers until June 6, 2020. To access the replay, please reference the conference ID 3297267.

Phone Number
International	+61 2 8199-0299
United States	+1 (646) 254-3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted operating profit/loss, adjusted net income/loss, adjusted operating expenses, adjusted basic and diluted net income/loss per ordinary share and adjusted basic and diluted net income/loss per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr.cn@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,662	245,015	34,603
Short-term investments	7,674	11,994	1,694
Accounts receivable, net	41,103	49,404	6,977
Unbilled revenue	4,807	2,800	395
Cost and estimated earnings in excess of billings	14,212	3,722	526
Inventories	18,490	28,978	4,092
Prepayments and other current assets	20,565	21,877	3,090

Total current assets	428,513	363,790	51,377

Non-current assets:
Property, plant and equipment, net	16,272	14,583	2,060
Intangible assets, net	1,209	1,129	159
Long term loans receivable	—	44,265	6,251
Long-term investments	2,983	2,964	419
Deferred tax assets	184	184	26
Other non-current assets	252	230	32

Total non-current assets	20,900	63,355	8,947

Total assets	449,413	427,145	60,324

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loan	5,000	5,000	706
Accounts payable	27,285	29,232	4,128
Contract liabilities	9,918	6,575	929
Accrued expenses and other liabilities	53,310	43,721	6,175
Deferred government subsidies	80	80	11
Income taxes payable	5	—	—

Total current liabilities	95,598	84,608	11,949

Non-current liabilities:
Long-term loans	32,534	30,723	4,339
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,494	5,465	772
Deferred government subsidies	140	120	17

Total non-current liabilities	38,460	36,600	5,169

Total liabilities	134,058	121,208	17,118

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:
Class A ordinary shares	44	44	6
Class B ordinary shares	28	28	4
Additional paid-in capital	1,020,691	1,028,378	145,235
Statutory reserves	1,035	1,035	146
Accumulated deficit	(720,419)	(739,969)	(104,504)
Accumulated other comprehensive income	10,195	13,496	1,906

Total EHang Holdings Limited shareholders’ equity	311,574	303,012	42,793
Non-controlling interests	3,781	2,925	413

Total shareholders’ equity	315,355	305,937	43,206

Total liabilities and shareholders’ equity	449,413	427,145	60,324

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	2019 Q1	2019 Q4	2020 Q1
	Single quarter	Single quarter	Single quarter
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	10,439	54,684	18,818	2,658
Costs of revenues	(4,333)	(21,488)	(7,664)	(1,082)

Gross profit	6,106	33,196	11,154	1,576

Operating expenses:
Sales and marketing expenses	(4,966)	(8,157)	(5,776)	(816)
General and administrative expenses	(8,679)	(9,364)	(10,608)	(1,498)
Research and development expenses	(14,645)	(15,468)	(16,660)	(2,353)

Total operating expenses	(28,290)	(32,989)	(33,044)	(4,667)

Other operating income	980	1,938	769	109

Operating (loss)/profit	(21,204)	2,145	(21,121)	(2,982)

Other (expense)/income:
Interest income	79	237	1,412	199
Interest expenses	(141)	(428)	(488)	(69)
Foreign exchange loss	(68)	(287)	(271)	(38)
Other income	53	199	81	11
Other expense	(26)	(1,390)	—	—

Total other (expense)/income	(103)	(1,669)	734	103

(Loss)/Income before income tax and share of net loss from an equity investee	(21,307)	476	(20,387)	(2,879)

Income tax expenses	(26)	(627)	—	—

Loss before share of net loss from an equity investee	(21,333)	(151)	(20,387)	(2,879)
Share of net loss from an equity investee	(5)	(5)	(19)	(3)

Net loss	(21,338)	(156)	(20,406)	(2,882)

Net loss	(21,338)	(156)	(20,406)	(2,882)
Net loss/(income) attributable to non-controlling interests	281	(1,777)	856	121

Net loss attributable to EHang Holdings Limited	(21,057)	(1,933)	(19,550)	(2,761)
Accretion to redemption value of redeemable convertible preferred shares	(1,475)	(13,554)	—	—

Net loss attributable to ordinary shareholders	(22,532)	(15,487)	(19,550)	(2,761)
Net loss per ordinary share/Class A and Class B ordinary share:
Basic and diluted	(0.40)	(0.22)	(0.18)	(0.03)
Shares used in net loss per share/Class A and Class B ordinary share computation (in thousands of shares):
Basic and diluted	56,792	71,236	109,066	109,066
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and Diluted	—	(0.44)	(0.36)	(0.06)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2019 Q1	2019 Q4	2020 Q1
	Single quarter	Single quarter	Single quarter
	RMB	RMB	RMB	USD
Gross profit	6,106	33,196	11,154	1,576
Plus: Share-based compensation	178	—	—	—

Adjusted gross profit	6,284	33,196	11,154	1,576

Adjusted gross margin	60.2%	60.7%	59.3%	59.3%

Operating expenses	(28,290)	(32,989)	(33,044)	(4,667)
Plus: Share-based compensation	4,876	1,632	1,936	273

Adjusted operating expenses	(23,414)	(31,357)	(31,108)	(4,394)

Adjusted operating expenses percentage	224.3%	57.3%	165.3%	165.3%

Operating (loss)/profit	(21,204)	2,145	(21,121)	(2,982)
Plus: Share-based compensation	5,054	1,632	1,936	273

Adjusted operating (loss)/profit	(16,150)	3,777	(19,185)	(2,709)

Adjusted operating (loss)/profit margin	(154.7%)	6.9%	(102.0%)	(102.0%)

Net loss	(21,338)	(156)	(20,406)	(2,882)
Plus: Share-based compensation	5,054	1,632	1,936	273
Plus: One-time non-operational expense	—	1,384	—	—

Adjusted net (loss)/income	(16,284)	2,860	(18,470)	(2,609)

Adjusted net (loss)/income margin	(156.0%)	5.2%	(98.2%)	(98.2%)

Net loss attributable to ordinary shareholders	(22,532)	(15,487)	(19,550)	(2,761)
Plus: Share-based compensation	5,054	1,632	1,936	273
Plus: One-time non-operational expense	—	1,384	—	—
Plus: Accretion to redemption value of redeemable convertible preferred shares	1,475	13,554	—	—

Adjusted net (loss)/income attributable to ordinary shareholders	(16,003)	1,083	(17,614)	(2,488)

Adjusted net (loss)/income attributable to ordinary shareholders margin	(153.3%)	2.0%	(93.6%)	(93.6%)

Adjusted basic and diluted net loss per share	(0.16)	—	—	—
Adjusted basic and diluted net income/(loss) per Class A and Class B ordinary share	—	0.02	(0.16)	(0.02)
Adjusted basic and diluted net income/(loss) per ADS	—	0.04	(0.32)	(0.04)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	2019 Q1	2019 Q4	2020 Q1
	Single quarter	Single quarter	Single quarter
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(21,338)	(156)	(20,406)	(2,882)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	1,431	1,488	1,570	222
Deferred income tax benefit	—	(49)	—	—
Share-based compensation	5,054	1,632	1,936	273
Loss on disposal of property, plant and equipment	—	28	—	—
Share of net loss from an equity investee	5	5	19	3
Allowance for doubtful accounts	(215)	836	142	20

Changes in operating assets and liabilities:
Accounts receivable	(3,386)	(4,869)	(9,091)	(1,284)
Unbilled revenue	—	(4,807)	1,481	209
Cost and estimated earnings in excess of billings	3,247	952	10,490	1,481
Inventories	(1,963)	(559)	(11,153)	(1,575)
Prepayments and other current assets	(3,521)	858	(1,761)	(249)
Other non-current assets	15	(24)	22	3
Accounts payable	237	3,163	2,696	381
Contract liabilities	2,722	7,685	(3,343)	(472)
Income taxes payable	26	(44)	(5)	(1)
Deferred government subsidies	(20)	(20)	(20)	(3)
Unrecognized tax benefits	—	602	(29)	(4)
Accrued expenses and other liabilities	(959)	8,010	(1,603)	(225)

Net cash (used in)/provided by operating activities	(18,665)	14,731	(29,055)	(4,103)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

CASH FLOWS FROM INVESTING ACTIVITIES
Deconsolidation of a subsidiary	—	—	(54)	(8)
Acquisition of intangible assets	—	(819)	(9)	(1)
Proceeds from maturity of short-term investments	3,300	66,200	13,000	1,836
Purchase of short-term investments	(12,900)	(55,774)	(17,200)	(2,429)
Purchase of property and equipment	(645)	(1,731)	(292)	(41)
Loans to third parties	—	—	(53,900)	(7,612)
Repayment of loan from a third party	—	—	10,000	1,412
Loan to a related party	(425)	—	—	—
Repayment of loan from a related party	425	425	—	—
Net cash flow (used in)/provided by investing activities	(10,245)	8,301	(48,455)	(6,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a short-term bank loan	5,000	—	5,000	706
Repayment of a short-term bank loan	(5,000)	—	(5,000)	(706)
Proceeds from issuance of Series C redeemable convertible preferred shares	47,436	—	—	—
Shares issued upon vesting of restricted share units	—	2	—	—
Proceeds from initial public offering, net of issuance costs	—	252,861	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance costs	—	—	6,797	960
Payment of issuance costs for initial public offering	—	—	(9,119)	(1,288)
Net cash provided by/(used in) by financing activities	47,436	252,863	(2,322)	(328)

Effect of exchange rate changes on cash and cash equivalents	(567)	(605)	3,185	450
Net increase/(decrease) in cash and cash equivalents	17,959	275,290	(76,647)	(10,824)
Cash and cash equivalents at the beginning of the period	61,519	46,372	321,662	45,427

Cash and cash equivalents at the end of the period	79,478	321,662	245,015	34,603

Non-cash financing activities:
Issuance costs for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	743	743	105
Issuance costs for initial public offering included in Accrued expenses and other liabilities	—	14,727	5,608	792
Issuance costs for Class A ordinary shares included in Accrued expenses and other liabilities	—	—	1,046	148